

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3561

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

October 5, 2009

Avi Sivan
Chief Executive Officer
IGIA, Inc.
16 East 40th Street, 12th Floor,
New York, NY 10016

Re: IGIA, Inc.
Preliminary Proxy Statement on Schedule 14C
Filed July 30, 2008
Form 10-KSB for Fiscal Year Ended February 29, 2008
Filed May 30, 2008
File No. 0-23506

Dear Mr. Sivan:

We issued comments to you on the above captioned filings on August 28, 2008. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to contact us by October 19, 2009 to provide a substantive response to these comments or to advise us why you are unable to respond and when you will be able to do so.

If you do not respond to the outstanding comments or contact us by October 19, 2009, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filings and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filing, consistent with the staff's decision to release publicly comment letters and response letters relating to disclosure filings it has reviewed. You can find more information about the staff's decision to release filing correspondence at http://www.sec.gov/news/press/2004-89.htm and http://www.sec.gov/news/press/2005-72.htm.

Please contact Scott Anderegg, Staff Attorney, at 202-551-3342 or me at (202) 551-3720 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Diane Bodenstein
        Paykin, Mahon, Rooney & Krieg LLP